Exhibit 14.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NTT DoCoMo, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-8264) on Form F-3 of Nippon Telegraph and Telephone Corporation of our report dated June 20, 2006, with respect to the consolidated balance sheets of NTT DoCoMo, Inc. as of March 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006, which report appears in the March 31, 2006, annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 29, 2006